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03024029

FILE NO. 82-3311

June 9, 2003

VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Notice of the Result of Acquisition by the Company of its Own Shares (dated June 5, 2003).

Yours very truly,

dlw 6/26

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

FILE NO. 82-3311

(Translation)

June 5, 2003

Dear Sirs,

Name of the Company:	Shiseido Company, Limited
Name of the Representative:	Morio Ikeda President & CEO (Representative Director)

(Code No. 4911; The First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to:	Masato Hashikawa General Manager of Investor Relations Division (Tel: 03 - 3572 - 5111)

Notice of the Result of Acquisition by the Company of its Own Shares

(Acquisition by the Company of its own shares pursuant to Article 210 of the Commercial Code of Japan)

It is hereby notified that with regard to the acquisition by Shiseido Company, Limited (the "Company") of its own shares pursuant to the resolution adopted at its 102nd Ordinary General Meeting of Shareholders held on June 27, 2002, the Company carried out a procedure therefor, as described below:

Description

1.	Class of shares acquired:	Shares of common stock of the Company
2.	Period of acquisition:	From May 8, 2003 through June 4, 2003
3.	Total number of shares acquired:	3,897,000 shares
4.	Aggregate acquisition prices of shares:	¥4,992, 331,000
5.	Method of acquisition:	Purchase through the Tokyo Stock Exchange

[For reference]

1. Details of the resolution adopted at the Company's Board of Directors on the acquisition by the Company of its own shares (on May 7, 2003):

   i) Class of shares to be acquired: Shares of common stock of the Company

ii) Total number of shares to be acquired: (Not exceeding) 4,500,000 shares

iii) Aggregate acquisition prices of shares: (Not exceeding) ¥5 billion

iv) Method of acquisition: Purchase through the Tokyo Stock Exchange

v) Period of acquisition: From May 8, 2003 through June 4, 2003

2. Details of the resolution adopted at the Company's 102nd Ordinary General Meeting of Shareholders on the acquisition by the Company of its own shares (on June 27, 2002):

   i) Class of shares to be acquired: Shares of common stock of the Company

   ii) Total number of shares to be acquired: (Not exceeding) 20,000,000 shares

   iii) Aggregate acquisition prices of shares: (Not exceeding) ¥40,000,000,000

   Accumulated number of shares acquired by the Company pursuant to the resolution adopted at its 102nd Ordinary General Meeting of Shareholders on or after the day on which such resolution was adopted (June 27, 2002):

   i) Total number of shares acquired: 6,847,000 shares

   ii) Aggregate acquisition prices: ¥9,644,481,000

-END-